UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-33210
Transforma Acquisition Group Inc.
(Exact name of registrant as specified in its charter)
747 Third Avenue, 38th Floor, New York, NY 10017
(646) 521-7805
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Units, each consisting of one share of Common Stock and one Warrant
Common Stock, $0.0001 par value per share
Warrants, exercisable for one share of Common Stock at an exercise price of $5.50 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

          Approximate number of holders of record as of the certification or notice date:

Units: 1
Common Stock: 10
Warrants: 1
          Pursuant to the requirements of the Securities Exchange Act of 1934, Transforma Acquisition Group Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Transforma Acquisition Group Inc.

Date: December 23, 2008	By:	/s/ Larry J. Lenhart

	Name:	Larry J. Lenhart
	Title:	President and Chief Executive Officer